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                             June 17, 2024

       Jarrod Langhans
       Chief Financial Officer
       Celsius Holdings, Inc.
       2424 N Federal Highway
       Suite 208
       Boca Raton , FL 33431

                                                        Re: Celsius Holdings,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Form 8-K filed
February 29, 2024
                                                            File No. 001-34611

       Dear Jarrod Langhans:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Consolidated Financial Statements
       13. Related Party Transactions, page F-22

   1. We note your disclosures of transactions recognized in your financial statements related to
                                                        Pepsi, a related party.
Please revise your annual and quarterly financial statements in future filings to state
amounts from related party transactions on the face of your balance sheets, statements of
operations, and statements of cash flows as required by Rule 4-08(k)
                                                        of Regulation S-X.
   2. We note your disclosures regarding the agreements you entered into with Pepsi during
                                                        2022. Please more fully
explain the terms of the agreements and the basis for your
                                                        accounting for the
agreements. Please specifically address the following:
                                                            Tell us the
contractual terms of the agreements, including the existence and nature of potential renewal
options.
                                                            Explain any facts
and circumstances under which the agreements can be terminated
 Jarrod Langhans
Celsius Holdings, Inc.
June 17, 2024
Page 2
              by either party, including the potential consequences in the event the agreements are terminated.
                Explain how product pricing and other material terms under the agreements are determined, including when and how often pricing terms are negotiated.
                Tell us the terms and conditions related to the amounts you received from Pepsi to reimburse you for the termination of former distribution agreements, including any provision that would require you to repay the amount in the event the agreements with Pepsi were terminated.
                Tell us how you determined the estimated fair value of the series A preferred stock you issued to Pepsi in 2022.
                Explain how you determined the appropriate accounting for the series A preferred stock you issued, including why you issued the series A preferred stock at less than estimated fair value, what the asset you recorded for the excess fair value over the issuance proceeds actually represents, and why the series A preferred stock is recorded at an amount in excess of its redemption value.

Form 8-K filed February 29, 2024

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

3.       We note your calculation of Adjusted EBITDA excludes contract termination costs
         associated with certain former distributors to facilitate your
migration to Pepsi   s system.
         We also note you received funds from Pepsi to reimburse you for these costs that you recorded as deferred revenue. Please explain to us why you believe it is appropriate to include a non-GAAP adjustment to exclude contract termination costs from Adjusted
         EBITDA but not exclude the impact of the related reimbursement from Pepsi. In your response, discuss your consideration of the guidance in Question
100.02 of the Division of
         Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP Financial
         Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJarrod Langhans                              Sincerely,
Comapany NameCelsius Holdings, Inc.
June 17, 2024 Page 2                                           Division of
Corporation Finance
FirstName LastName                                             Office of
Manufacturing